Exhibit 99.1

GOLDCORP EXPANDS CANADIAN GOLD GROWTH PROJECTS

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    Toronto Stock Exchange: G                  New York Stock Exchange: GG
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VANCOUVER, Feb. 24 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today announced positive study results for the Company's two major Canadian gold projects, Éléonore in Quebec and Cochenour in Red Lake, Ontario, and the approval of full-scale development of both projects by Goldcorp's Board of Directors.

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    Highlights
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    Éléonore Gold Project
    -   Average annual gold production of approximately 600,000 ounces over an approximate 20-year mine life, an increase of over 80% from previous production estimate.
    -   Average life-of mine cash costs of less than $400 per ounce of gold.
    -   Throughput of 7,000 tonnes per day from concurrent mining of upper and lower portions of deposit.
    -   Total initial capital cost of $1.4 billion.
    -   Construction permit expected mid-2011; initial gold production planned for the fourth quarter of 2014.
    -   Long-term Collaboration Agreement signed with Cree Nation of
        Wemindji.

    Cochenour Gold Project
    -   Average annual gold production of between 250,000 - 275,000 ounces in the Red Lake district over approximately a 20-year mine life.
    -   Average life-of-mine cash costs of less than $350 per ounce of gold.
    -   Processing rate of 1,500 tonnes per day; Red Lake processing optimization studies to follow.
    -   Initial capital cost of $420 million.
    -   Initial gold production planned for the fourth quarter of 2014.
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"The Éléonore and Cochenour projects are key components of Goldcorp's next generation of gold growth projects, and the positive results of these studies confirm our expectations for sustained, high quality gold production from two very important areas in Canada - the historic and prolific Red Lake camp and an exciting new district in the James Bay region of northern Quebec," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Our advanced conceptual understanding of these ore bodies, when taken together with Goldcorp's expertise operating some of Canada's largest underground gold mines, enables our project teams to optimize mine development plans for long-term benefits for our shareholders and other stakeholders."

Éléonore Production Profile Nearly Doubles

The updated pre-feasibility study for Éléonore calls for robust, low-cost gold production in the heart of one of the most attractive mining jurisdictions in the world. In conjunction with refinements to earlier technical work, the new development plan details a doubling of the plant throughput to 7,000 tonnes per day, contributing to an average of more than 600,000 ounces of gold production per year over an approximate 20-year mine life. The deposit remains open at depth and the mine plan will be optimized based on future exploration results. Life-of-mine cash costs are expected to be below $400 per ounce.

The significant increase in project scale is being driven by a development concept that calls for the simultaneous development of two separate, vertically stacked mining operations each targeting different areas of the ore body. The first will target production in the upper portions of the Roberto deposit above 650 meters and will be accessed from both the exploration shaft currently under development and a decline from surface. The second operation will extend to a depth of approximately 1,400 meters and access the deeper ore by way of a second shaft to commence construction in mid-2011. Total capital expenditures are expected to be approximately $1.4 billion. Commencement of construction of the second shaft, processing facilities and related infrastructure will proceed immediately upon receipt of the Environmental and Social Impact Assessment permit expected in mid-2011. Initial gold production is expected in the fourth quarter of 2014.

In advancing the Éléonore project, several important milestones have been achieved in 2011, including the declaration of an initial proven and probable gold reserve in excess of three million ounces and the signing of the Collaboration Agreement with the Cree Nation of Wemindji. The progress of site development continues to accelerate, including full-face sinking of the planned 750-metre deep exploration shaft which is currently at a depth of 130 metres.

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    Slide 1 - Éléonore Resource Potential
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Cochenour to Further Enhance Red Lake's Production Profile

Goldcorp has completed a scoping study for the Cochenour gold project confirming the strong economics of the Company's plan to develop the Bruce Channel deposit in Red Lake. Simultaneous access of both the top and bottom of the Bruce Channel ore body is being advanced through the widening of the existing Cochenour shaft and the continued construction of a 5-kilometer long rail haulage drift from the existing Red Lake underground workings. Ore from Bruce Channel will be transported via the high speed drift and processed at Red Lake's existing Campbell milling facilities at a rate of approximately 1,500 tonnes per day. Estimated life-of-mine gold production is expected to average between 250,000 - 275,000 ounces per year over an approximate 20-year mine life at a total cash cost below $350 per ounce. Initial capital expenditure for the project is $420 million with first gold production anticipated in the fourth quarter of 2014.

On February 9th, Goldcorp announced an initial gold resource at Cochenour of 2.7 million inferred gold ounces. This estimate includes remnants of the old Cochenour deposit and the new drilling of primarily the upper portions of the Bruce Channel deposit. Consequently, neither the grade nor the total ounces are reflective of the potential of this mineral deposit, which will be formally established by additional, deeper drilling as the deposit remains open at depth. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces. Surface drilling will continue throughout 2011, with the aim of delineating the upper portions of the Upper Main Zone as well as further exploring the upper extensions of the Footwall Zones. This work will be accomplished by up to three surface drill rigs drilling from McKenzie Island and additional drilling at the north end of the Cochenour property.

The development of Cochenour is a key component of the Company's overall optimization plan to sustain the Red Lake operation for decades into the future. The plan is analyzing the Company's portfolio of Red Lake assets as a single, cost-efficient project with shared processing capacity and optimized capital and operating costs.

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    Slide 2 - Cochenour Resource Definition
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Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 16:40e 24-FEB-11